EXHIBIT 12.1



       FREEPORT-McMoRan RESOURCE PARTNERS, LIMITED PARTNERSHIP

          Computation of Ratio of Earnings to Fixed Charges

                                   Years Ended December 31,
                  ---------------------------------------------------------
                     1991        1992        1993        1994        1995
                  ----------  ----------  ----------  ----------  ----------
                                        (In Thousands)
Income (loss) from
 continuing
 operations       $  111,839  $   20,211  $ (222,411) $   83,966  $  161,408
Add:
Interest
 expense                 506         869      12,870      33,519      31,518
Rental expense
 factor(a)             1,915       2,371       1,378       3,899       4,011
                  ----------  ----------  ----------  ----------  ----------
                  $  114,260  $   23,451  $ (208,163) $  121,384  $  196,937
                  ==========  ==========  ==========  ==========  ==========

Interest expense  $      506  $      869  $   12,870  $   33,519  $   31,518
Capitalized
 interest             23,271      19,116      11,070           -           -
Rental expense
 factor(a)             1,915       2,371       1,378       3,899       4,011
                  ----------  ----------  ----------  ----------  ----------
Fixed charges     $   25,692  $   22,356  $   25,318  $   37,418  $   35,529
                  ==========  ==========  ==========  ==========  ==========
Ratio of earnings
 to fixed
 charges(b)             4.4x        1.0x           c        3.2x        5.5x
                        ====        ====                    ====        ====

a.   Portion of rent deemed representative of an interest factor.

b. For purposes of this calculation, earnings are income from continuing operations before fixed charges. Fixed charges consist of interest and that portion of rent deemed representative of interest.

c. Earnings were inadequate to cover fixed charges by $233.5 million.